Exhibit 99.1

Oriental Culture Holding LTD. Granted Additional 180 Calendar Day Grace Period by Nasdaq to Regain Compliance with Minimum Bid Price Rule

Hong Kong, China, May 12, 2023 (GLOBE NEWSWIRE) -- Oriental Culture Holding LTD. (“Oriental Culture” or the “Company”) (NASDAQ: OCG), a leading online service provider of collectibles and artworks, today announced that, on May 10, 2023, the Company received a written notification from the NASDAQ Stock Market Listing Qualifications Staff (the “Staff”) indicating that the Company has been granted an additional 180 calendar day period or until November 6, 2023, to regain compliance with the $1.00 minimum closing bid price requirement for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Listing Rule (the “Minimum Bid Price Requirement”).

NASDAQ’s determination was based on the Company having met the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market, with the exception of the bid price requirement, and the Company’s written notice to NASDAQ of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If at any time during this additional time period the closing bid price of the Company’s security is at least $1.00 per share for a minimum of 10 consecutive business days, NASDAQ will provide written confirmation of compliance and this matter will be closed. If compliance cannot be demonstrated by November 6, 2023, Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal the Staff’s determination to a Hearings Panel (the “Panel”) of NASDAQ.

This notification from Nasdaq has no immediate effect on the listing or trading of the Company’s ordinary shares, which will continue to trade on the Nasdaq Capital Market under the symbol “OCG”.  The Company will monitor the closing bid price of its ordinary shares and will consider various options to regain compliance before November 6, 2023.

About Oriental Culture Holding LTD.

Oriental Culture Holding LTD is an online collectibles and artwork e-commerce service provider that allows collectors, artists, art dealers and owners to access a much bigger art trading market where they can engage with a wider range of collectibles or artwork investors than they could likely encounter without our platforms. We currently facilitate trading by individual and institutional customers of various kinds of collectibles and artworks and certain commodities on our leading online platforms owned by our subsidiaries in Hong Kong. We also provide online and offline integrated marketing, storage and technical maintenance service to our customers in China. The Company is in the process of developing business and services relating to NFTs for cultural and artwork collections as well as a metaverse project. For more information about the Company, please visit: www.ocgroup.hk.

Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, objectives, goals, strategies, future events or performance, as well as underlying assumptions and other statements that are not historical facts. A company is making forward-looking statements when it uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate” or similar expressions that do not relate solely to historical matters. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the Company’s objectives and strategies; the Company’s future business development; financial condition and results of operations; demand for and acceptance of products and services; reputation and brand name; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions relating to any of the foregoing and the Company’s other risks contained in its reports filed with the Securities and Exchange Commission. For these reasons, we caution investors not to place undue reliance on any forward-looking statements contained in this press release. Additional factors are discussed in the Company’s filings with the Securities and Exchange Commission, which are available at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances arising after the date hereof.

For further information, please contact:

Company Contact.

IR Department

Email: IR@ocgroup.hk

Phone: +852- 21103909